WMX GROUP HOLDINGS, INC.

10 Fairway Drive, Suite 302

Deerfield Beach FL 33441

March 13, 2013

Via Edgar

Susan Block, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: WMX Group Holdings, Inc.

Form 10-K

Filed September 28, 2012

File No. 000-54434

Ms. Block:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 11, 2013 (the “Comment Letter”) relating to the Form 10-K filed September 28, 2012, (the “Form 10-K”), of WMX Group Holdings, Inc. (“WMX” or the "Company"). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Business, page 3

1. As it appears you are in the development stage and have had minimal revenues, in future filings please revise your business discussion to clearly describe the development of your current business operations. The disclosure as presented now appears to focus on the business operations you intend to offer to customers. As such, in future filings please describe clearly the business that you currently do. Also revise in future filings the disclosure to discuss the status of any services or operations that you are developing. Refer generally to Item 101 of Regulation S-K.

Response

In future filings, the Company confirms that it will not only discuss the status of any services or operations that we are currently developing, the Company will clearly describe the business we are currently doing in accordance with Item 101 of Regulation S-X.

Signatures, page 35

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2. Please confirm that in future filings you will have the principal financial officer and principal accounting officer sign in their individual capacities. Refer to Form 10-K, General Instructions D.(2).

Response

We confirm that, in future filings, the principal financial officer and principal accounting officer will sign Form 10-K in their individual capacities in accordance with General Instruction D.

The Company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 617-501-6766 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Thomas Guerriero

Thomas Guerriero, President & Chief Executive Officer

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